SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002.

NOVEL DENIM HOLDINGS LIMITED
(Translation of registrant's name into English)

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong
(address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

CONTENTS

Exhibit I

NOVEL DENIM HOLDINGS LIMITED

Contact: Andrew L. Fine
Investor Relations
(212) 953-1373

FOR IMMEDIATE RELEASE

NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
FISCAL 2002 FOURTH QUARTER AND YEAR END RESULTS
-- Loss mainly associated with closure of Madagascar operations
-- Maintains Fiscal 2003 diluted earnings of approx. $1.00 per share

HONG KONG, June 10, 2002 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today reported its financial results for the fourth quarter and twelve months ended March 31, 2002.

For the fourth quarter, net sales increased by 6.5% to $37.5 million, compared to $35.2 million for the same quarter last year. Garment sales decreased by 10.2% to $26.2 million, compared to $29.1 million for the same period last year. Offsetting this was a 45.7% increase in third party fabric sales increased to $8.9 million, compared to $6.1 million last year. The net loss for the quarter was $9.4 million, compared to net income of $3.5 million in the comparable period last year. Basic loss per share was $1.02, compared to earning per share of $0.38 in the comparable quarter last year. Diluted loss per share was $1.01, compared to diluted earning per share of $0.38 in the comparable quarter last year.

Included in the results for the fourth quarter were costs associated with the previously announced decision to close the Company's operations in Madagascar as a result of significant operating limitations caused by the country's disputed presidential elections in January 2002. Costs associated with the disruption to production and the closure of the plants, consisting of cancelled orders, air freight costs, raw material write-downs and other associated costs, amounted to approximately $5.2 million in the fourth quarter. In addition, the Company recognized a $2.4 million fixed asset impairment charge of equipment in Madagascar. Before the effect of these charges, the Company reported diluted loss per share of $0.19.

"This past quarter's results reflect the impact of the unexpected events following the presidential elections in Madagascar which, as we previously explained in March, caused the operations to virtually stop. The Company is now focused on negotiating the removal of our garment equipment and raw materials from Madagascar in what continues to be a difficult environment. A successful conclusion to the negotiations will allow us to re-deploy this equipment to our operations in Mauritius and South Africa. In addition, we experienced garment production disruptions caused by an unanticipated labor dispute involving some of our expatriate employees working in Mauritius," commented Mr. K.C. Chao, the Company's Chief Executive Officer and President. "I am pleased to say that, since April, garment production in Mauritius has returned to normal," added Mr. Chao. "The events of the past quarter demonstrate the importance of our strategic objective to maintain flexible production in terms of region, product offering and customer base. With the operational problems behind us, we are focused on enhancing our customers' confidence and adding additional garment capacity in South Africa," noted Mr. Chao.

The Company reported that its fabric operations continue to demonstrate strong improvement, particularly with the added capacity from its newly acquired Chinese fabric facilities. "Our fabric business is seeing improved profitability, particularly as a result of the increased demand for high-quality African-produced fabric required for duty-free entry into the U.S.," noted Mr. Chao.

The Company reported that sales to U.S. customers grew to approximately 71% of total garment sales in the fourth quarter of fiscal 2002 from approximately 58% in the fourth quarter of fiscal 2001. Mr. Chao further reported that garment sales for the quarter were comprised of approximately 52% denim, 45% chino and 3% knits.

For the fiscal year ended March 31, 2002, net sales increased 14.9% to $158.6 million, compared to $138.1 million last fiscal year. Net income decreased 82.7% to $2.1 million, compared to $12.0 million in fiscal 2001. Basic earnings per share were $0.23, versus $1.30 in fiscal 2001. Diluted earnings per share were $0.22, versus $1.29 last year.

Updated Fiscal 2003 Outlook

Commenting on its fiscal year ending March 31, 2003, the Company announced that it maintains its previous diluted earnings per share projection of approximately $1.00 after a likely exchange loss of around $1 million in the first quarter, but before the final costs associated with the Madagascar closure which will likely include about $2.0 million for final shipments and operating obligations and estimated costs for moving the equipment in the first quarter," explained Mr. Chao. "Overall we expect our fabric business to contribute strongly to the Company's results next year as our garment operations recover from the events of the last quarter," concluded Mr. Chao.

The Company will be hosting a conference call today at 4:45 pm EST to discuss results for the fourth quarter and fiscal year ended March 31, 2002. This call will be available over the Internet through www.companyboardroom.com.

Novel Denim is a leading low-cost, vertically-integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2001. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

-- TABLES FOLLOW --

Novel Denim Holdings Limited

Selected Income Statement Information (Unaudited)

(in thousands, except per share amounts)

	For the Three Months Ended March 31,		
	Pro forma (1)	Actual	
	2001	2001	2002
Net sales	$ 41,054	$ 35,192	$ 37,493
Cost of goods sold	31,442	27,310	37,932
Gross profit	9,612	7,882	(439)
Other revenues	248	120	191
Selling, general & administrative expenses	5,065	3,652	5,417
Impairment loss	--	--	2,375
Operating income	4,795	4,350	(8,040)
Interest expense, net	669	850	1,127
Minority interest	218	18	(6)
Income before taxation and cumulative effect of accounting change	3,908	3,482	(9,161)
Tax	211	--	205
Net income	$ 3,697	$ 3,482	$ (9,366)
Earnings Per Share			
Basic	$ 0.41	$ 0.38	$ (1.02)
Diluted	$ 0.40	$ 0.38	$ (1.01)
Weighted average Ordinary Shares outstanding			
Basic	9,079	9,079	9,138
Diluted	9,217	9,217	9,276
Other Information			
EBITDA	$ 7,363	$ 6,918	$ (4,660)

(1) The pro forma results assumes NDP Holdings Limited had been combined for the entire quarter ended March 31 2001 and reflects (a) incremental interest and other expenses and (b) applicable income tax effects. Pro forma results are not necessarily indicative of results that would have occurred had the businesses been combined for the period indicated.

Novel Denim Holdings Limited

Selected Income Statement Information (Unaudited)

(in thousands, except per share amounts)

	For the Twelve Months Ended March 31,			
	Pro forma (1)		Actual (Audited)	
	2001	2002	2001	2002
Net sales	$ 168,389	$ 170,030	$ 138,046	$ 158,585
Cost of goods sold	128,198	141,131	107,465	132,201
Gross profit	40,191	28,899	30,581	26,384
Other revenues	842	1,105	440	790
Selling, general & administrative expenses	21,216	21,768	15,187	18,694
Impairment loss	--	2,375	--	2,375
Other expenses	589	--	589	--
Operating income	19,228	5,861	15,245	6,105
Interest expense, net	2,611	3,865	3,168	3,955
Minority interest	843	82	48	82
Income before taxation and cumulative effect of accounting change	15,774	1,914	12,029	2,068
Tax	488	293	--	298
Cumulative effect of accounting change	--	(308)	--	(308)
Net income	$ 15,286	$ 1,929	$ 12,029	$ 2,078
Earnings per share				
Before cumulative effect of accounting change				
Basic	$ 1.66	$ 0.18	$ 1.30	$ 0.19
Diluted	$ 1.64	$ 0.18	$ 1.29	$ 0.19
After cumulative effect of accounting change				
Basic	$ 1.66	$ 0.21	$ 1.30	$ 0.23
Diluted	$ 1.64	$ 0.21	$ 1.29	$ 0.22
Weighted average Ordinary Shares outstanding				
Basic	9,221	9,110	9,221	9,110
Diluted	9,316	9,256	9,316	9,256
Other Information				
EBITDA	$ 30,436	$ 18,362	$ 24,947	$ 17,957

(1) The pro forma results assumes NDP Holdings Limited had been combined for each of the entire twelve months ended March 31, 2002 and 2001 and reflect (a) incremental interest and other expenses and (b) applicable income tax effects. Pro forma results are not necessarily indicative of results that would have occurred had the businesses been combined for the periods indicated.

Novel Denim Holdings Limited
Selected Balance Sheet Information
(in thousands)

	Actual March 31, 2001	Actual March 31, 2002
ASSETS		
Cash and cash equivalents	$ 2,361	$ 12,995
Accounts receivable	25,582	28,343
Inventories	41,473	50,886
Other current assets	4,472	7,232
Fixed assets, net	75,232	89,924
Total assets	$ 149,120	$ 189,380
LIABILITIES & SHAREHOLDERS' EQUITY		
Short-term borrowings and bank overdrafts	$ 27,681	$ 52,532
Other current liabilities	22,164	20,798
Long-term debt	103	12,030
Other liabilities	4,292	6,811
Total liabilities	54,240	92,171
Shareholders' equity	94,880	97,209
Total liabilities & shareholders' equity	$ 149,120	$ 189,380

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

Novel Denim Holdings Limited
(Registrant)

Date: June 14, 2002

By: K.C. Chao
Chief Executive Officer and President